

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Todd Vogensen
Chief Financial Officer
Party City Holdco Inc.
80 Grasslands Road
Elmsford, NY 10523

> **Re: Party City Holdco Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Response dated September 14, 2022**
> **File No. 001-37344**

Dear Mr. Vogensen:

We have reviewed your September 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 33

1. We note your response to comment 1. Please help us further understand why you do not consider costs related to inventory management reflective of your core operating performance of the retail and wholesale of party goods. Also, please tell us if there were any associated gains on final disposal of the related inventory items.

2. We note your response to comment 2. Please quantify for us the amount of employee salaries and health benefit costs included in your adjustment. Please distinguish amounts between employees on salary versus amounts related to hourly employees. For amounts related to employees on salary, please further explain to us why you consider these costs

to be incremental to your normal operations and attributable to Covid-19. Also, please tell us if you received any employee retention tax credits or other relief measures under the Cares Act and your consideration of factoring those amounts in your adjustment.

You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services